Exhibit 12


                           TAMPA ELECTRIC COMPANY
                     RATIO OF EARNINGS TO FIXED CHARGES


     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


  Three Months   Twelve Months
     Ended           Ended                Year Ended December 31,
March 31, 1994  March 31, 1994     1993(1) 1992    1991   1990   1989

     3.37x            4.21x         3.98x  4.16x   3.66x  3.64x  3.67x


     For the purposes of calculating this ratio, earnings consist of income before income taxes  and fixed charges.  Fixed  charges consist of interest on indebtedness, amortization  of debt premium,  the interest component  of rentals and preferred stock dividend requirements.



(1) Includes the effect of the non-recurring $10 million pretax charge associated with a coal pricing settlement as discussed in Note D on page 7. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the year ended Dec. 31, 1993.